Exhibit 21.1

SUBSIDIARIES

Mymetics Corporation has four subsidiaries:

1.	6543 Luxembourg S.A.(a wholly-owned subsidiary of Mymetics Corporation) is a joint stock company organized under the laws of Luxembourg and does business under the name "6543 Luxembourg S.A."

2.	Mymetics S.A. (a wholly-owned subsidiary of Mymetics Corporation)is a company organized under the laws of Switzerland and did business under the names “Mymetics S.A.” during 2012.

3.	Bestewil Holding B.V. (a wholly-owned subsidiary of Mymetics Corporation) is a company organized under the laws of the Netherlands and did business under the name "Bestewil Holding B.V." during 2012.

4.
Mymetics B.V. (a wholly-owned subsidiary of Mymetics Corporation, via Bestewil Holding B.V.) is a company organized under the laws of the Netherlands and did business under the names “Mymetics B.V.” and "Virosome Biologicals B.V." during 2012.